AB
2/27

SEC Mail
Mail Processing
Section

FEB 22 2008

Washington, DC
106

08026162

SECU[RITIES AND EXCHANGE COM]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARJENT CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1035 PEARL ST #300
(No. and Street)

BOULDER (City) CO (State) 80302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN REYNOLDS 303 482 1757
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL COGLIANESE CPA
(Name – *if individual, state last, first, middle name*)

123 E. LAKE ST STE 103 (Address) BLOOMINGDALE (City) IL (State) 60108 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 29 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Reynolds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ardent Capital Markets LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELINDA ABPLANALP
NOTARY PUBLIC
STATE OF COLORADO
MY COMMISSION EXPIRES 05/23/2011

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARJENT CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS
With Independent Auditors' Report

February 27, 2007 (Inception) through
December 31, 2007

Arjent Capital Markets, LLC
1035 Pearl Street, Suite 300
Boulder, CO 80302

Subject: 2007 Annual Report

Please find your copy of the December 31, 2007 Annual Report attached. This report has been prepared by an independent certified public accountant and contains a summary of Arjent Capital Markets, LLC financial activity for the period February 27,2007 (Inception) through December 31, 2007.

To the best of my knowledge and belief, the information contained in this document is accurate and complete.

Sincerely,

Brian Reynolds
Managing Member

Date Signed: February 5, 2008

MC Michael Coglianese CPA, P.C.
Certified Public Accountants

123 E. Lake Street • Suite 103
Bloomingdale, IL 60108
Phone: (630) 351-8942
Fax: (630) 351-8968
Website: www.coglianesecpa.com

INDEPENDENT AUDITORS' REPORT

To the Members
Arjent Capital Markets, LLC

We have audited the accompanying statement of financial condition of Arjent Capital Markets, LLC (a Limited Liability Company) as of December 31, 2007, and the related statement of income, changes in members' equity and statement of cash flows for the period February 27, 2007 (Inception) through December 31, 2007 that you are filing pursuant to rule 17-a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Arjent Capital Markets, LLC at December 31, 2007 and the results of its operations, changes in member's equity and its cash flow for the period February 27, 2007 (Inception) through December 31, 2007 in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17-a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael Coglianese CPA PC

Bloomingdale, Illinois
February 4, 2008

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA [12]

(Read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER		SEC FILE NO	
Arjent Capital Markets, LLC	13	8-67614	14
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)		FIRM ID NO	
1035 Pearl Street, Suite300 (No. and Street)	20	134355240	15
		FOR PERIOD BEGINNING (MM/DD/YY)	
Boulder (City) [21] CO (State) [22] 80302 (Zip Code)	23	2/27/2007	24
		AND ENDING (MM/DD/YY)	
		12/31/2007	25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT		(Area Code)—Telephone No.	
Michael Coglianese CPA	30	630-351-8942	31
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	32		33

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNT? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDIT REPORT? [X] 42

EXECUTION:
The registrant/broker or dealer submitting this form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 15TH day of February 2008

Manual signatures of:

1) [signature]
Principal Executive Officer of Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

Attention - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Arjent Capital Markets, LLC

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

As of (MMDDYY)	12/31/2007	99
SEC FILE NO.	8-67614	98
Consolidated		198
Unconsolidated	X	199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 20,693	200			$ 20,693	750
2. Receivables from brokers or dealers:						
A. Clearance account	0	295				
B. Other	0	300	$ 0	550	0	810
3. Receivables from non-customers	0	355	2,054,998	600	2,054,998	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	0	418				
B. Debt securities	0	419				
C. Options	0	420				
D. Other securities	25,265,056	424				
E. Spot commodities	0	430			25,265,056	850
5. Securities and/or other investments not readily marketable:						
A. At cost $10,000 [130]						
B. At estimated fair value	0	440	10,000	610	10,000	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	0	460	0	630	0	880
A. Exempted securities $0 [150]						
B. Other securities $0 [160]						
7. Secured demand notes: market value of collateral:	0	470	0	640	0	890
A. Exempted securities $0 [170]						
B. Other securities $0 [180]						
8. Memberships in exchanges:						
A. Owned, at market $0 [190]						
B. Owned, at cost	**		0	650		
C. Contributed for use of the company, at market value			0	660	0	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	0	480	0	670	0	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	0	490	0	680	0	920
11. Other assets	0.00	535	0	735	0	930
12. TOTAL ASSETS	$ 25,285,749	540	$ 2,064,998	740	$ 27,350,747	940

** - Fill in memberships owned at cost.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Arient Capital Markets, LLC **as of:** December 31, 2007

STATEMENT OF FINANCIAL CONDITION
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
13. Bank loans payable	$ 0	1045	$ 0	1255	$ 0	1470
14. Payable to brokers or dealers:						
A. Clearence account	0	1114	0	1315	0	1560
B. Other	0	1115	0	1305	0	1540
15. Payable to non customers:	0	1155	0	1355	0	1610
16. Securities sold not yet purchased at market value			23,855,128	1360	23,855,128	1620
17. Accounts payable, accrued liabilities, expenses and other	15,920	1205	0	1385	15,920	1685
18. Notes and mortgages payable:						
A. Unsecured	0	1210			0	1690
B. Secured	0	1211	0	1390	0	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings			0	1400	0	1710
1. from outsiders $0 [970]						
2. Includes equity subordination(15c3-1(d)) of $0 [980]						
B. Securities borrowings, at market value from outsiders $0 [990]			0	1410	0	1720
C. Pursuant to secured demand note collateral agreements			0	1420	0	1730
1. from outsiders $0 [1000]						
2. Includes equity subordination(15c3-1(d)) of $0 [1010]						
D. Exchange memberships contributed for use of company, at market value			0	1430	0	1740
E. Accounts and other borrowings not not qualified for net capital purposes	0	1220	0	1440	0	1750
20. TOTAL LIABILITIES	$ 15,920	1230	$ 23,855,128	1450	$ 23,871,048	1760

Ownership Equity				
21. Sole proprietorship			$ 0	1770
22. Partnership (limited partners)	$ 0	1020	3,479,699	1780
23. Corporation:				
A. Preferred stock			0	1791
B. Common stock			0	1792
C. Additional paid-in capital			0	1793
D. Retained earnings			0	1794
E. Total			0	1795
F. Less capital stock in treasury			0	1796
24. TOTAL OWNERSHIP EQUITY			$ 3,479,699	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 27,350,747	1810

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Arient Capital Markets, LLC **as of:** December 31, 2007

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 3,479,699	3480
2. Deduct ownership equity not allowable for net capital			0	3490
3. Total ownership equity qualified for Net capital			3,479,699	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation in net capital			0	3520
B. Other (deductions) or allowable credits (List)			0	3525
5. Total capital and allowable subordinated liabilities			3,479,699	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition [Notes B and C]	$ 2,064,998	3540		
B. Secured demand note deficiency	0	3590		
C. Commodity futures contracts and spot commodities proprietary capital charges	161,000	3600		
D. Other deductions and/or charges	0	3610	(2,225,998)	3620
7. Other additions and/or allowable credits (List)			0	3630
8. Net Capital before haircuts on securities positions			1,253,701	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments	$ 0	3660		
B. Subordinated securities borrowings	0	3670		
C. Trading and investment securities:				
1. Exempted securities	0	3735		
2. Debt securities	0	3733		
3. Options	0	3730		
4. Other securities	602,551	3734		
D. Undue concentration	0	3650		
E. Other (list)	0	3736	(602,551)	3740
10. Net Capital			$ 651,150	3750

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Arient Capital Markets, LLC **as of:** December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$ 1,061	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 100,000	3760
14. Excess net capital (line 10 less 13)			$ 551,150	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 649,558	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 15,920	3790
17. Add:				
A. Drafts for immediate credit	$ 0	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	3810		
C. Other unrecorded amounts (List)	$ 0	3820	$ 0	3830
19. Total aggregate indebtedness			$ 15,920	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 2.44	3850
21. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1 (d)			% 0.00	3860

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ 0	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 0	3880
24. Net capital requirement (greater of line 22 or 23)	$ 0	3760
25. Excess net capital (line 10 less line 24)	$ 0	3910
26. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or 120% of minimum Net Capital Requirement	$ 0	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II-FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Arient Capital Markets, LLC

For the period from	02/27/2007	3932	to	12/31/2007	3933
Number of months included in this statement				10	3931

STATEMENT OF INCOME (LOSS)

REVENUE				
1. Commissions				
a. Commissions on transactions in exchange listed equity securities executed on an exchange			$ 0	3935
b. Commissions on listed option transactions			0	3938
c. All other securities commissions			0	3939
d. Total securities commissions			0	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange			0	3945
b. From all other trading			(2,980,246)	3949
c. Total gain (loss)			(2,980,246)	3950
3. Gains or losses on firm securities investment accounts			0	3952
4. Profit or (loss) from underwriting and selling groups			0	3955
5. Revenue from sale of investment company shares			0	3970
6. Commodities revenue			0	3990
7. Fees for account supervision, investment advisory and administrative services			0	3975
8. Other revenue			1,173,951	3995
9. Total revenue			$ (1,806,295)	4030
EXPENSES				
10. Salaries and other employment costs for general partners, and voting stockholder officers			$ 0	4120
11. Other employee compensation and benefits			0	4115
12. Commissions paid to other broker-dealers			0	4140
13. Interest expense			0	4075
a. Includes interest on accounts subject to subordination agreements	0	4070		
14. Regulatory fees and expenses			0	4195
15. Other expenses			495,721	4100
16. Total expenses			$ 495,721	4200
NET INCOME				
17. Income (loss) before Federal income taxes and items below (Item 9 less item 16)			$ (2,302,016)	4210
18. Provision for Federal income taxes (for parent only)			0	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			0	4222
a. After Federal income taxes of	0	4238		
20. Extraordinary gains (losses)			0	4224
a. After Federal income taxes of	0	4239		
21. Cumulative effect of changes in accounting principles			0	4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ (2,302,016)	4230
MONTHLY INCOME				
23. Income (current month only) before provision for Federal income taxes and extraordinary items			$ 0	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA

BROKER OR DEALER: Arient Capital Markets, LLC

For the period from 2/27/2007 to 12/31/2007

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 0	4240
A. Net income (loss)			(2,302,016)	4250
B. Additions (Includes non-conforming capital of	$ 0	4262	8,010,013	4260
C. Deductions (Includes non-conforming capital of	$ 0	4272	(2,228,298)	4270
2. Balance, end of period (From item 1800)			$ 3,479,699	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases	0	4310
B. Decreases	0	4320
4. Balance, end of period (From item 3520)	$ 0	4330

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER:	Arient Capital Markets, LLC	as of:	December 31, 2007

Exemptive Provision Under Rule 15c3-3

25. Identify below the section upon which an exemption from Rule 15c3-3 is claimed:

A. (k) (1) - $2,500 capital category as per Rule 15c3-1		0	4550
B. (k) (2)(A) - "Special Account for the exclusive Benefit of customers" maintained		0	4560
C. (k) (2) (B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis			
Name of clearing firm Goldman Sachs	4335	0	4570
D. (k) (3) - Exempted by order of the Commission		0	4580

Ownership Equity and Subordinate Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
			4699*		

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report data, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv), which could be required by the lender on demand or in less than six months

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Arient Capital Markets, LLC **as of:** 12/31/2007

EXCHANGE SUPPLEMENTARY INFORMATION

1.	Capital to be withdrawn within 6 months	0	8000
2.	Subordinated Debt maturing within 6 months	0	8010
3.	Subordinated Debt due to mature within 6 months that you plan to renew	0	8020
4.	Amount of Customer Risk Maintenance Margin Requirement	0	8030
5.	Amount of Noncustomer Risk Maintenance Margin Requirement	0	8040
6.	Additional capital requirement for excess margin on Reverse Repurchase Agreements	0	8045

If Adjusted Net Capital is less than $2,000,000 please complete the following:

7.	Number of Associated Persons	0	8100
8.	Number of Branch Offices	0	8110
9.	Number of Guaranteed Introducing Brokers	0	8120
10.	Number of Guaranteed Introducing Broker Branch Offices	0	8130

General Comments:

Arjent Capital Markets, LLC
A Limited Liability Company

STATEMENT OF CASH FLOWS

For the Period February 27. 2007 (Inception) through December 31, 2007

Increase (Decrease) in Cash:

Cash flows from operating activities:	
Net Income (Loss)	$ (2,302,016)
Adjustments to reconcile net income to net cash provided by operating activities	
Changes In:	
Current Assets	(2,054,998)
Securities, held	(25,275,056)
Current Liabilities	15,920
Securities, sold	23,855,128
Net Cash provided by operating activities	$ (5,761,022)
Cash flows from financing activities:	
Net contributions to capital	5,781,715
Net Increase in Cash	20,693
Cash at beginning of period	$ -
Cash at end of period	$ 20,693

See accompanying notes to the financial statements

1. Organization

Arjent Capital Markets LLC is a Colorado limited liability company organized in February 2007. The fiscal year of the Company ends on December 31. The Company owns and operates a Joint Back Office (JBO) to facilitate the trading of equities, futures and their related option contracts. The Company is registered with the National Association of Securities Dealers, Inc.

2. Significant Accounting Policies

Security Transactions

The Company does not clear any customer transactions. Execution referral fees and related charges generated from client securities transactions are recorded on a settlement date basis.

Revenue

The Company's revenue consists of lending and borrowing among accounts, and proprietary trading.

Income taxes

The Company reports as partnership for income tax purposes. Accordingly, no federal income taxes are provided by the Company as its taxable income (loss) of the Company is includable in the members' individual income tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule l5c3-l) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2007, the Company's net capital was $651,150, which exceeded the requirement by $551,150.

4. Off Balance Sheet Risk and Concentration of Credit Risk

Credit Risk

Credit risk is the amount of loss the Company would incur if the counter party to the transaction fails to perform its agreed upon obligations. The Company conducts all of its futures and foreign currency transactions through FCMs or other counterparties in accounts that are not federally nor otherwise insured. Although the FCMs are subject to various federal and self-regulatory organization rules, bankruptcy or fraud at any of these institutions could significantly impair the operational capabilities and net capital of the Company.

Off Balance Sheet Risk

Futures and currency forward transactions may expose the Company to off-balance sheet risk in the event that adverse market variations on open commodity futures contract, options and foreign currency forward positions result in significant losses or require additional margin deposits. Futures and currency forward trading involved a great deal of leverage whereby a relatively small amount of margin deposits may be utilized to trade contracts with notional values which are many times in excess of such margin deposits. Consequently, futures and forward currency transaction may expose the Company to material off-balance sheet risk in the event that adverse market variations on open positions result in significant losses or require additional margin deposits. As a consequence, the Company may be required to deposit additional cash, marketable securities or other collateral, or liquidate its futures positions with its FCM.

To the extent that the Company has sold short options on futures contracts or currency forward contracts that it does not currently own, it will be obligated to subsequently purchase such options or otherwise satisfy the obligations through delivery of the underlying financial instruments at a future date. Short positions theoretically have an unlimited risk of loss. The Company could incur substantial losses if the market values of such short positions increase prior to when the Company subsequently closes the positions or otherwise satisfies the obligations through the purchase and delivery of the underlying financial instruments.

The Company seeks to limit the potential for losses through the daily monitoring of the positions or through the closing of positions or the establishment of similar offsetting positions. However, losses may nevertheless occur.

Schedule I
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2007

Net Capital:			
Total members' equity qualified for net capital		$	3,479,699
Less:	Non-allowable assets	$	(2,064,998)
	Commodity futures contracts capital charge		(161,000)
Net Capital before haircuts on securities positions		$	1,253,701
Haircuts on securities:			
	Other securities	$	(602,551)
Net Capital		$	651,150
Net capital requirement		$	100,000
Excess Net Capital		$	551,150

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)
As of December 31, 2007

Net Capital, as reported in Company's Part II of Form X-17-A-5 as of December 31, 2007	$	651,150
Decrease in Members' Equity		-
Decrease in non-allowable assets		-
Net Capital per above computation	$	651,150

Arjent Capital Markets, LLC
A Limited Liability Company

SUPPLEMENTAL INFORMATION

Schedule II

Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
For the Year Ended December 31, 2007

Not applicable

Information for Possession or Control
Requirements Under Rule 15c3-3
For the Year Ended December 31, 2007

Not Applicable

Reconciliation between Audited and Unaudited
Statements of Financial Condition
December 31, 2007

	DR	CR
Receivables for non-customers		$ 53,743
Members' Equity	$ 53,743	
Reduction of receivable reclassed as draw on capital		
Securities, at market	$ 1,000	
Securities sold not yet purchased, at market		$ 1,000
Reclass for futures sold not yet purchased		

MC Michael Coglianese CPA, P.C.
Certified Public Accountants

123 E. Lake Street • Suite 103
Bloomingdale, IL 60108
Phone: (630) 351-8942
Fax: (630) 351-8968
Website: www.coglianesecpa.com

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Members
Arjent Capital Markets, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Arjent Capital Markets, LLC. (the Company) for the period ended December 31, 2007, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g) (l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(l 1) and for determining compliance with the exemptive provisions of rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of 1 Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the period ended December 31, 2007, and this report does not affect our report thereon dated February 4, 2008.

The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should run be used by anyone other than these specified parties.

Michael Coglianese CPA PC

Bloomingdale, IL
February 4, 2008

END